SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

For the Month of June 2021

Commission File Number: 1-14696

China Mobile Limited

(Translation of registrant’s name into English)

60/F, The Center

99 Queen’s Road Central

Hong Kong, China

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.:

Form 20-F   X  Form 40-F ____

Indicate by check mark if the registrant is submitting the Form 6-K on paper as permitted by Regulation S-T Rule 101(b)(1): ____

Indicate by check mark if the registrant is submitting the Form 6-K on paper as permitted by Regulation S-T Rule 101(b)(7): ____

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ____No   X_

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-                .

EXHIBITS

Exhibit Number
1.1	Poll Results of the Extraordinary General Meeting held on 9 June 2021

FORWARD-LOOKING STATEMENTS

This announcement contains certain forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended. These forward-looking statements are, by their nature, subject to significant risks and uncertainties. These forward-looking statements include, without limitation, statements relating to:

•	our business objectives and strategies, including those relating to the development of our terminal procurement and distribution business;
•	our operations and prospects;
•	our network expansion and capital expenditure plans;
•	the expected impact of any acquisitions or other strategic transactions;
•

our provision of services, including fifth generation, or 5G, services, wireline broadband services and services based on technological evolution, and our ability to attract customers to these services;

•	the planned development of future generations of mobile technologies, including 5G technologies, and other technologies and related applications;
•

the anticipated evolution of the industry chain of 5G and future generations of mobile technologies, including future development in, and availability of, terminals that support our provision of services based on 5G and future generations of mobile technologies, and testing and commercialization of future generations of mobile technologies;

•	the expected benefit from our collaboration with China Broadcasting Network Corporation Ltd., or China Broadcasting, with respect to the co-construction and sharing of 5G network;
•	the expected benefit from our investment in and any arrangements with China Tower Corporation Limited (or China Tower, formerly known as China Communications Facilities Services Corporation Limited);
•

the expected impact of the implementation in the mainland of China of the policy of “speed upgrade and tariff reduction” and the cancellation of roaming tariffs on our business, financial condition and results of operations;

•	the expected impact of tariff changes on our business, financial condition and results of operations;
•

the potential impact of restrictions, sanctions or other legal or regulatory actions under relevant laws and regulations in various jurisdictions on our telecommunications equipment suppliers and other business partners;

•	the potential impact of the outcome of the State Administration for Market Regulation’s investigation on us;
•	the impact of the outbreak of the coronavirus disease, or COVID-19, a disease caused by a novel strain of coronavirus, on the PRC economy and our operations and financial performance;

•

the impact of Executive Order 13959 signed by the President of the United States and any rules or regulations adopted, guidance issued or actions taken by U.S. regulators to implement or comply with Executive Order 13959, including the ongoing delisting proceedings of our ADSs;

•	the impact of the Holding Foreign Companies Accountable Act and any rules or regulations adopted by U.S. regulators to implement such legislation;
•	the expected impact of new service offerings on our business, financial condition and results of operations; and
•	future developments in the telecommunications industry in the mainland of China, including changes in the regulatory and competitive landscape.

The words “aim”, “anticipate”, “believe”, “could”, “endeavor”, “estimate”, “expect”, “intend”, “may”, “plan”, “seek”, “should”, “strive”, “target”, “will” and similar expressions, as they relate to us, are intended to identify certain of these forward-looking statements. We do not intend to update these forward-looking statements and are under no obligation to do so.

These forward-looking statements are subject to risks, uncertainties and assumptions, some of which are beyond our control. In addition, these forward-looking statements reflect our current views with respect to future events and are not a guarantee of future performance. Actual results may differ materially from information contained in the forward-looking statements as a result of a number of factors, including the risk factors set forth in the “Risk Factor” section of our latest Annual Report on Form 20-F, as filed with the U.S. Securities and Exchange Commission.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

CHINA MOBILE LIMITED

Date:	June 10, 2021	By:	/s/ Dong Xin
			Name:	Dong Xin
			Title:	Executive Director and Chief Executive Officer

Exhibit 1.1

Hong Kong Exchanges and Clearing Limited and The Stock Exchange of Hong Kong Limited take no responsibility for the contents of this announcement, make no representation as to its accuracy or completeness and expressly disclaim any liability whatsoever for any loss howsoever arising from or in reliance upon the whole or any part of the contents of this announcement.

EXTRAORDINARY GENERAL MEETING

HELD ON WEDNESDAY, 9 JUNE 2021

POLL RESULTS

The poll results in respect of the resolutions proposed at the Extraordinary General Meeting (the “EGM”) of China Mobile Limited (the “Company”) held on Wednesday, 9 June 2021 at 9:30 a.m. in the Grand Ballroom, Grand Hyatt Hong Kong, 1 Harbour Road, Wanchai, Hong Kong are as follows. Unless otherwise indicated, capitalised terms used in this announcement shall have the same meanings as ascribed to them in the circular dated 24 May 2021 issued by the Company (the “Circular”).

Resolutions passed at the EGM		No. of Votes (%)
		For	Against
1	To consider and approve the RMB Share Issue and the Specific Mandate in accordance with ordinary resolution number 1 as set out in the notice of the EGM.	15,990,221,328 (99.1173%)	142,408,922 (0.8827%)
As more than 50% of the votes were cast in favour of this resolution, the resolution was duly passed as an ordinary resolution.
2

To consider and approve the authorisation to the Board and its authorised persons to deal with matters relating to the RMB Share Issue (including but not limited to the particulars as set out in the section headed “Resolution on the Authorisation to be Granted at the EGM to the Board to Deal with Matters Relating to the RMB Share Issue” in the Circular).

		15,994,905,169 (99.1463%)	137,725,072 (0.8537%)
As more than 50% of the votes were cast in favour of this resolution, the resolution was duly passed as an ordinary resolution.

Resolutions passed at the EGM		No. of Votes (%)
		For	Against
3

To consider and approve the plan for distribution of profits accumulated before the RMB Share Issue (including but not limited to the particulars as set out in the section headed “Resolution on the Plan for Distribution of Profits Accumulated prior to the RMB Share Issue” in the Circular).

		16,128,294,199 (99.9811%)	3,047,752 (0.0189%)
As more than 50% of the votes were cast in favour of this resolution, the resolution was duly passed as an ordinary resolution.
4	To consider and approve the plan for stabilisation of the price of RMB Shares within three years following the RMB Share Issue in the form as set forth in Appendix I to the Circular.	16,127,148,534 (99.9660%)	5,481,712 (0.0340%)
As more than 50% of the votes were cast in favour of this resolution, the resolution was duly passed as an ordinary resolution.
5	To consider and approve the shareholder return plan within three years following the RMB Share Issue in the form as set forth in Appendix II to the Circular.	16,128,283,549 (99.9811%)	3,053,402 (0.0189%)
As more than 50% of the votes were cast in favour of this resolution, the resolution was duly passed as an ordinary resolution.
6

To consider and approve the use of proceeds from the RMB Share Issue (including but not limited to the particulars as set out in the section headed “Resolution on the Use of Proceeds from the RMB Share Issue” in the Circular).

		16,128,274,719 (99.9730%)	4,355,532 (0.0270%)
As more than 50% of the votes were cast in favour of this resolution, the resolution was duly passed as an ordinary resolution.
7	To consider and approve the remedial measures for the potential dilution of immediate returns resulting from the RMB Share Issue in the form as set forth in Appendix III to the Circular.	16,128,271,504 (99.9810%)	3,070,937 (0.0190%)
As more than 50% of the votes were cast in favour of this resolution, the resolution was duly passed as an ordinary resolution.

Resolutions passed at the EGM	No. of Votes (%)
	For	Against
8

To consider and approve the undertakings and corresponding binding measures for the RMB Share Issue (including but not limited to the particulars as set out in the section headed “Resolution on Undertakings and Corresponding Binding Measures in Connection with the RMB Share Issue” in the Circular).

	16,128,243,689 (99.9728%)	4,386,562 (0.0272%)
As more than 50% of the votes were cast in favour of this resolution, the resolution was duly passed as an ordinary resolution.
9

To consider and approve the proposed dealing with matter related to director and senior management liability insurance and A share prospectus liability insurance (including but not limited to the particulars as set out in the section headed “Resolution on Dealing with Matters related to Director and Senior Management Liability Insurance and A Share Prospectus Liability Insurance” in the Circular).

	16,107,190,149 (99.8423%)	25,440,602 (0.1577%)
As more than 50% of the votes were cast in favour of this resolution, the resolution was duly passed as an ordinary resolution.
10

To consider and approve the adoption of the policy governing the procedures of general meetings in the form as set forth in Appendix V to the Circular which will take effect on the date of listing of RMB Shares on the Shanghai Stock Exchange.

	16,130,229,069 (99.9931%)	1,112,877 (0.0069%)
As more than 50% of the votes were cast in favour of this resolution, the resolution was duly passed as an ordinary resolution.
11

To consider and approve the adoption of the policy governing the procedures of board meetings in the form as set forth in Appendix VI to the Circular which will take effect on the date of listing of RMB Shares on the Shanghai Stock Exchange.

	16,130,072,414 (99.9932%)	1,098,532 (0.0068%)
As more than 50% of the votes were cast in favour of this resolution, the resolution was duly passed as an ordinary resolution.

Resolutions passed at the EGM		No. of Votes (%)
		For	Against
12	To consider and approve the amendments to the Articles of Association in accordance with special resolution number 12 as set out in the notice of the EGM.	16,127,439,858 (99.9689%)	5,019,387 (0.0311%)
As not less than 75% of the votes were cast in favour of this resolution, the resolution was duly passed as a special resolution.

As at the date of the EGM, the number of issued shares of the Company was 20,475,482,897 shares, which was the total number of shares entitling the holders to attend and vote for or against all the resolutions proposed at the EGM. No shareholders were required to abstain from voting on the resolutions proposed at the EGM.

Hong Kong Registrars Limited, the share registrar of the Company, acted as scrutineer for the vote-taking at the EGM.

By Order of the Board

China Mobile Limited

Wong Wai Lan, Grace

Company Secretary

Hong Kong, 9 June 2021

As at the date of this announcement, the Board of Directors of the Company comprises Mr. Yang Jie, Mr. Dong Xin, Mr. Wang Yuhang and Mr. Li Ronghua as executive directors and Dr. Moses Cheng Mo Chi, Mr. Paul Chow Man Yiu, Mr. Stephen Yiu Kin Wah and Dr. Yang Qiang as independent non-executive directors.